Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2022

5	OUR STRATEGY

7	FIRST QUARTER MARKET UPDATE

10	CONSOLIDATED FINANCIAL RESULTS

16	OUTLOOK FOR 2022

19	LIQUIDITY AND CAPITAL RESOURCES

21	FINANCIAL RESULTS BY SEGMENT

24	OUR OPERATIONS - FIRST QUARTER UPDATES

26	QUALIFIED PERSONS

27	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2022 (interim financial statements). The information is based on what we knew as of May 4, 2022 and updates our annual MD&A included in our 2021 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2021 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form (AIF), on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	the discussion under the heading Our strategy, including for uranium production, and contracting, about our vision and involvement in the nuclear fuel cycle, our ability to self-manage risk and to address environmental, social and governance risks and opportunities, and our ambition to reach net-zero greenhouse gas emissions

•	the discussion under the heading Strategy in action, including our ability to self-manage risk, expected financial capacity to execute our strategy, our production plan, views on uranium supply, demand, contracting, deliveries, and creating long-term value

•	our expectations about 2022 and future global uranium supply, demand, consumption, and the role of nuclear power and its growth profile, including the discussion under the heading First quarter market update

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our expectations regarding receiving refunds and payment of disbursements from CRA, our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2022, including expected business resiliency, 2024 production, expectations for 2022 average unit cost of sales, average realized price per pound, 2022 financial outlook, our revenue, adjusted net earnings and cash flow sensitivity, and our price sensitivity analysis for our uranium segment

•	the discussion under the heading Liquidity and capital resources, including expected liquidity to meet our 2022 obligations, impact of McArthur River/Key Lake production on cash flow, and our expectations for our uranium contract portfolio to provide a solid revenue stream

•	our expectation that our operating and investment activities for the remainder of 2022 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•	life of mine operating cost estimates for the McArthur River/Key Lake, Cigar Lake and Inkai operations

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

•	our expectations related to care and maintenance costs and operational readiness costs

•	we have inventory, long-term purchase agreements and loan arrangements in place that mitigate the risk of delay of Inkai deliveries in 2022

2     CAMECO CORPORATION

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates or tax rates

•	our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences

•	changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies

•	risks relating to the development and use of new technology or lack of appropriate technology needed to advance our ambition to reach net-zero greenhouse gas emissions

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or receipt of future dividends from JV Inkai

•	we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products, including shipment of our share of Inkai production to our Blind River refinery

•	we fail to mitigate the consequences of delay in delivery of our share of Inkai production

•	we are subject to litigation or arbitration that has an adverse outcome

•	that we may not receive expected refunds and payments from CRA

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA does not agree that the court rules for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•	necessary permits or approvals from government authorities cannot be obtained or maintained
•	we are affected by political risks, including the recent and any potential future unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine

•	operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

•	we are affected by war, terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	we may be unable to successfully manage the current environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruptions to our operations, workforce, required supply or services, and ability to produce, transport and deliver uranium

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our McArthur River development, mining or production plans are delayed or fail for any reason

•	our Key Lake mill production plan is delayed or fails for any reason

•	our Cigar Lake development, mining or production plans are delayed or fail for any reason

•	McClean Lake’s mill production plan is delayed or fails for any reason, including due to labour disruption

•	water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses required for the Cigar Lake operation

•	JV Inkai’s development, mining or production plans are delayed or fail for any reason

•	we may be unsuccessful in pursuing innovation or implementing advanced technologies, including the risk that the commercialization and deployment of SMRs may incur unanticipated delays or expenses, or ultimately prove to be unsuccessful

•	our expectations relating to care and maintenance costs or operational readiness costs prove to be inaccurate

•	the risk that we may become unable to pay our 2022 annual dividend at the expected rate

•	we are affected by climate change or natural phenomena, including inclement weather, forest fires, flood, and earthquakes

2022 FIRST QUARTER REPORT     3

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions and the demand for and supply of uranium

•	the continuing pursuit of carbon reduction strategies by governments and companies, including Cameco, and the role of nuclear in the pursuit of those strategies

•	the availability or development of technologies needed to achieve our net-zero greenhouse gas emissions ambition

•	the assumptions discussed under the heading 2022 Financial Outlook

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including our share of Inkai production to our Blind River refinery

•	our ability to mitigate adverse consequences of delay in delivery of our share of Inkai production

•	our cost expectations, including production costs, operating costs, capital costs and the success of our cost reduction strategies

•	our expectations regarding tax payments, royalty rates, currency exchange rates and interest rates

•	our entitlement to and ability to receive expected refunds and payments from CRA

•	in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date
•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River development, mining and production plans succeed

•	our Key Lake mill is able to process McArthur River ore as expected

•	our Cigar Lake development, mining and production plans succeed

•	the McClean Lake mill is able to process Cigar Lake ore as expected

•	JV Inkai’s development, mining and production plans succeed

•	the ability of JV Inkai to pay dividends

•	that care and maintenance costs and operational readiness costs will be as expected

•	the ability of Cameco and its contractors to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

4     CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel investment, focused on providing nuclear fuel products across the fuel cycle for the generation of a clean source of energy, and on taking advantage of the long-term growth we see coming in our industry. Our strategy is set within the context of what we believe is a transitioning market environment, where increasing populations, a growing focus on electrification and decarbonization, and geopolitical uncertainty are expected to durably strengthen the long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to the world’s shift to a low-carbon, climate resilient economy. It is an option that can provide the power needed, not only reliably, but also safely and affordably, and in a way that will help avoid some of the worst consequences of climate change.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework

•	profitably producing from our tier-one assets and aligning our production decisions with our contract portfolio and market signals

•	being financially disciplined to allow us to self-manage risk

•

exploring other emerging and non-traditional opportunities within the fuel cycle, which align with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Energizing a clean-air world” – recognizes that we have an important role to play in enabling the vast reductions in global greenhouse gas emissions required to achieve a resilient net-zero carbon economy. We are vertically integrated across the nuclear fuel cycle. Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. In addition, we are exploring other emerging and non-traditional opportunities within the fuel cycle, which align well with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions, such as our investment in Global Laser Enrichment LLC and the non-binding arrangements we have signed to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Building on that strong foundation, we remain committed to our efforts to transform our own, already low, greenhouse gas footprint in our ambition to reach net-zero emissions, and identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders.

You can read more about our strategy in our 2021 annual MD&A and our approach to ESG in our 2020 ESG report.

Strategy in action

In the current environment, we consider the risk to uranium supply greater than the risk to uranium demand and believe it is creating a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. In addition, the risk has been heightened by recent geopolitical events, which have highlighted concerns about the concentration of supply in our industry.

Managing geopolitical uncertainty is not new for us. We have a long history of working with global business partners and international governments in the nuclear industry. We have learned the importance of taking time to evaluate evolving situations to understand the long-term implications of our decisions. Our values have guided us through past geopolitical uncertainties and will continue to do so during these uncertain times. If we find a misalignment, we will take appropriate measures to manage the risk.

2022 FIRST QUARTER REPORT     5

Similarly, with the heightened supply risk caused by geopolitical uncertainty, utilities are evaluating their nuclear fuel supply chains. Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and other essential services. Our customers are going to need nuclear fuel supplies. As a reliable, independent, commercial supplier, we are focused on working with our customers to secure long-term commitments that will underpin the long-term operation of our productive capacity and that will help derisk their nuclear fuel supply chains, allowing them to continue to provide carbon-free baseload electricity.

While we have not concluded any new contracts in 2022 beyond the 40 million pounds disclosed in our fourth quarter MD&A, we continue to have a significant pipeline of contract discussions underway. We will continue to exercise strategic patience in our contracting activity. As we continue to build our contract portfolio, the primary driver for our contracting activity is value. In the uranium market, the spot market is not the fundamental market. Historically, most uranium has been bought under long-term contracts. We recognize that in our business real value is created by building a long-term contract portfolio that supports the operation of our productive assets, is leveraged to greater returns as prices increase, and provides downside protection. Therefore, to create long-term value, we manage our contract portfolio with a long-term view, layering in volumes over time and in accordance with market conditions. Currently, our preference is for market-related pricing mechanisms however there are other factors we consider including, the duration of the contract, volumes, product form, region and customer to ensure we have a diversified portfolio. In this environment, contracts may contain hybrid pricing mechanisms, a mix of fixed-price (escalated to the time of delivery) and market-related, that reflect current market conditions. As the market continues to transition, we expect to continue to place our uranium and conversion services under long-term contracts and to meet rising demand with production from our best margin operations. We will continue to adjust our actions based on market signals and our contract portfolio with the intent of being able to self-manage risk, and to capture long-term value.

As we announced in February, in the first quarter we began preparing for the next phase of our supply discipline strategy. Our plan includes both McArthur River/Key Lake and Cigar Lake operating at less than licensed capacity starting in 2024. Starting in 2024, it is our plan to produce 15 million pounds per year (100% basis) at McArthur River/Key Lake, 40% below the annual licensed capacity of the operation. At that time, we plan to reduce production at Cigar Lake to 13.5 million pounds per year (100% basis), 25% below its annual licensed capacity, for a combined reduction of 33% of licensed capacity at the two operations. In addition, we plan to keep our tier-two assets on care and maintenance, and production at Inkai will continue to follow the 20% reduction until the end of 2023 unless Kazatomprom further extends its supply reductions. This will remain our production plan until we see further improvements in the uranium market and contracting progress, once again demonstrating that we are a responsible supplier of uranium fuel.

During the first quarter, at the McArthur River mine and Key Lake mill we focused on recruitment and training activities. There are now approximately 600 employees and long-term contractors employed at the mine and mill. When we resume operations later this year, we expect to have approximately 850 employees and long-term contractors. In addition, we advanced the work necessary to complete critical projects and the maintenance readiness checks at both the mine and mill. We expensed the operational readiness costs directly to cost of sales, which totaled approximately $40 million during the quarter. We continue to expect we could produce up to 5 million pounds (100% basis) this year depending on our success in completing operational readiness activities and managing the potential risks of the COVID-19 pandemic and related supply chain challenges.

In connection with the changes to our production profile in northern Saskatchewan, we have amended the terms of the product loan to Orano. The new agreement allows for flexibility in repayment and extends the repayment date to December 31, 2028 from December 31, 2023. Additionally, the agreement allows Orano to borrow 1.15 million kgU of conversion supply with repayment expected by December 31, 2035 if drawn, and an additional 1.2 million pounds U3O8 with repayment expected by December 31, 2027 if drawn. As of March 31, 4.6 million pounds U3O8 and 0.3 million kgU were drawn on the loans.

6     CAMECO CORPORATION

We continue to meet our sales commitments from a combination of production, inventory and purchases. In the first quarter, we produced 1.9 million pounds of uranium at Cigar Lake and purchased 2.3 million pounds. The average unit cost of our purchases was $53.48 per pound ($42.06 per pound (US)). We have started to bring forward some of the approximately 13 million pounds we secured under long-term fixed-price purchase arrangements. The arrangements are risk mitigation and made in a lower price environment for delivery in the 2025 through 2028 timeframe. With McArthur River/Key Lake returning to operation, and the planned reduction in Cigar Lake production extending its mine life, our need for these pounds to mitigate risk has been reduced. We will continue to balance this activity with our spot market purchases. And, we have not taken delivery or paid for the majority of these pounds. See Financial results by segment – Uranium starting on page 21 for more information.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to execute our strategy. As of March 31, 2022, we had $1.5 billion in cash and cash equivalents and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1.0 billion undrawn credit facility.

We expect our cash balances and operating cash flows to meet our capital requirements during 2022. Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. With the Supreme Court of Canada’s dismissal of Canada Revenue Agency’s (CRA) application for leave, the dispute for the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $778 million in cash and letters of credit we have been required to pay or otherwise secure for those years. However, timing of any further payments is uncertain.

First quarter market update

During the first quarter, the uranium spot price appreciated quickly and closed at about $58 (US) per pound U3O8. Unrest in Kazakhstan in early-January had an impact on the market. Security of supply concerns were amplified with the Russian invasion of Ukraine in late-February. This geopolitical uncertainty has led many governments and utilities to re-examine supply chains and procurement strategies that are reliant on nuclear fuel supplies coming out of Russia. Currently, the global nuclear industry relies on Russia for approximately 14% of its supply of uranium concentrates, 27% of conversion supply and 39% of enrichment capacity.

The geopolitical situation driven by Russia’s invasion of Ukraine is creating transportation risk in the region. Sanctions on Russia and the restrictions on and cancellations of some cargo insurance coverage create uncertainty about the ability to ship material from Central Asia.

As a result of the potential impact of geopolitical uncertainty on nuclear fuel supply, we have seen pressure on prices in all segments of the fuel cycle. The uranium spot price is up over 38% and the long-term price is up 15% since the beginning of the year. The conversion spot price is up 65% and the long-term price is up 25%, while enrichment spot prices are up 43% this year.

Despite the recent increase in uranium prices, years of underinvestment in new production capacity has shifted risk from producers to utilities. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, there have been a number of unplanned supply disruptions related to the impact of the COVID-19 pandemic and associated supply chain challenges on uranium mining and processing activities. In addition, not only are there the transportation risks as a result of geopolitical uncertainty, the risk of transport disruptions for Class 7 nuclear material continues due to global supply chain challenges. Uranium is a highly trade-dependent commodity. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, over 70% comes from countries that consume little-to-no uranium and nearly 90% of consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies and, more recently, actions taken in response to Russia’s invasion of Ukraine, can be particularly disruptive for the uranium market. Some of the more significant developments affecting supply in the quarter and to date are:

2022 FIRST QUARTER REPORT     7

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On March 31, US Senators Kevin Cramer and John Barrasso introduced the National Opportunity to Restore Uranium Supply Services In America Act of 2022, which would authorize the US Department of Energy (DOE) to establish a national strategic uranium reserve to increase domestic fuel cycle production. Senator Barrasso also put forward the Fueling Our Nuclear Future Act of 2022, which is legislation designed to ensure a domestic supply of high-assay, low-enriched uranium (HALEU) for advanced reactors. In addition, on April 7, the US Senate unanimously passed legislation for the Suspending Normal Trade Relations with Russia and Belarus Act which restricts them through a ban on Russian oil imports. Additionally, on April 8, US Senators Joe Manchin and Jim Risch introduced the International Nuclear Energy Act to develop a civil nuclear export strategy to reduce and eventually eliminate reliance on Chinese and Russian nuclear fuels. The bill seeks to appropriate $3.5 billion (US) to increase low-enriched uranium and HALEU production and amend the USEC Privatization Act to eliminate imports of Russian-origin nuclear fuel. Most recently, on April 19, the DOE announced it was launching the Civil Nuclear Credit Program, a $6 billion (US) effort to rescue nuclear power plants at risk of closing, citing the need to continue supporting nuclear energy as a carbon-free power source which helps combat climate change.

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Following the Russian invasion, numerous European countries announced their intention to move away from Russian-supplied nuclear fuel, including Ukraine’s state-owned utility, Energoatom. This had been preceded by actions started in 2021, when the company signed a related agreement with Westinghouse Electric Co.

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A resolution was passed by the European Union (EU) parliament on April 7 to support “an immediate full embargo on Russian imports of oil, coal, nuclear fuel, and gas.” The vote follows several official sanctions enacted in response to the invasion and that they be “fully and effectively implemented throughout the EU and by the EU’s international allies as a matter of priority”.

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Kazatomprom (KAP) said the January protests in Kazakhstan did not have a major impact on the overall business and that it had not experienced production disruptions. KAP reported producing 56.7 million pounds U3O8 in 2021 and reaffirmed its intention to flex down 20% from planned production through 2023. For 2022, KAP is projecting between 54.6 million pounds and 57.2 million pounds U3O8 (100% basis), while noting that pandemic related supply chain challenges remain a risk.

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On February 17, the Canadian Nuclear Safety Commission (CNSC) announced that Cameco’s Blind River Refinery has been granted a 10-year renewal of its Fuel Facility Operating Licence, valid until 2032. In addition, Cameco Fuel Manufacturing Inc. in Port Hope was granted a 1-year renewal, while a 20-year license renewal remains in process.

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As announced in February, starting in 2024, Cameco plans to be operating at about 40% below productive capacity (100% basis). Once the planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake is reached, starting in 2024, Cameco will reduce production at Cigar Lake to 13.5 million pounds per year (100% basis).

According to the International Atomic Energy Agency (IAEA), there are currently 441 reactors operating globally and 52 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium continues to improve. There is growing recognition of the role nuclear must play in providing safe, affordable, carbon-free baseload electricity that achieves a low-carbon economy while being a reliable energy source to help countries diversify away from Russian energy. Further evidence of the important role for nuclear in the clean energy transition is the ongoing energy crisis due to natural gas shortages and soaring prices and a lack of diversified supply/reliance on sovereign supply. Highlighting that energy policy needs to balance three main objectives: providing a clean emissions profile; providing a reliable and secure baseload profile; and providing an affordable levelized cost profile. Momentum is also building for non-traditional commercial uses of nuclear power such as the development of small modular reactors (SMRs) and advanced reactors, with numerous companies and countries pursuing projects. Longer term, these projects have the potential to open up new fuel cycle opportunities and demand for uranium. In the medium-term, reactor life extensions are adding demand and in the near-term unplanned demand has come from junior uranium companies and financial funds purchasing in the spot market. Policy decisions to support the continued operation of existing reactors also have the potential to increase near-term demand. Some of the more significant developments affecting demand in the quarter and to date are:

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Sprott Physical Uranium Trust (SPUT) continued to be active in the spot market. As of May 3, the non-redeemable fund has raised over $1.7 billion (US) and purchased approximately 37 million pounds U3O8 since inception. On April 27, the fund announced that the US Securities and Exchange Commission has declined to consider its application for a US listing. The fund does not intend to further pursue a US listing at this time.

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The UN Intergovernmental Panel on Climate Change released a new report, Climate Change 2022: Mitigation of Climate Change which concluded without “immediate and deep emissions reductions across all sectors, limiting global warming to 1.5°C is beyond reach” and identified nuclear as a low-carbon energy source to switch to from fossil fuels.

8     CAMECO CORPORATION

•

In Japan, Prime Minister Fumio Kishida confirmed that the government plans to maximize the use of nuclear power to secure a stable power supply. In addition, a recent poll concluded that a majority of Japanese citizens at 53% support idled nuclear reactors restarting for the first time since the Fukushima accident.

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China’s State Council included the construction of six reactors in its national plan at a meeting on April 20. The plan includes two units at each of the Sanmen, Haiyang and Lufeng nuclear plants. In addition, China National Nuclear Corporation’s (CNNC) Fuqing unit 6 became the country’s second HPR-1000 (Hualong One) PWR to begin commercial operation while the fourth HPR-1000, also built by CNNC, became operational at Karachi unit 3 in Pakistan.

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South Korea elected Yoon Seok-youl of the Peoples Power Party as the country’s new president elect in March. He is notably pro nuclear and has stated wanting it to account for 30% of total energy generation, reversing President Moon Jae-in’s phase out plan. He also vowed to make South Korea a major exporter of nuclear technology and integrate it with renewable energy to push for carbon neutrality. In addition, in January, the prior government announced plans to revise its green taxonomy and consider SMRs as eligible for state funding, reversing its stance to drop nuclear projects.

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In the United Kingdom, the British Energy Security Strategy was released in early April with plans to build eight new nuclear power plants as it seeks to reduce dependence on oil and natural gas from Russia. The plan is to increase the share of nuclear generation from 15% today to 25% by 2050 through a combination of life extensions and new capacity.

•	In Poland, the government has submitted the environmental impact assessment (EIA) report for its first plant and is progressing its policy to build up to six reactors at multiple sites by 2040.

•	In Belgium, the government announced plans for 10-year lifespan extensions for the country’s two newest reactors at Doel 4 and Tihange 3, subject to feasibility study.

•	In Finland, Teollisuuden Voima Oyj announced that its EPR-1600 at Olkiluoto had successfully been connected to the grid, after facing numerous delays.

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In France, President Emmanuel Macron was re-elected, becoming the first French president to get re-elected in two decades. This came after his recently announced plans to build up to 14 new reactors to meet France’s 2050 carbon neutral goal.

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The government of India has granted in-principal approval for five new sites for the construction of 10 indigenous 700 MWe PHWRs, while reaffirming plans to reach nuclear power capacity of 22,480 MWe by 2031, roughly tripling from 2022 capacity.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31	DEC 31
	2022	2021	2021	2021	2021	2020
Uranium ($US/lb U3O8)[1]
Average spot market price	58.20	42.05	42.60	32.25	30.95	30.20
Average long-term price	49.00	42.75	42.50	33.50	33.75	35.00
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	26.63	16.10	17.50	20.25	21.50	21.75
Europe	26.63	16.10	17.50	19.75	20.50	20.50

Average long-term price
North America	22.50	18.00	18.50	18.00	18.50	19.00
Europe	22.50	18.00	18.50	18.00	18.50	19.00

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the first quarter of 2022 was 24 million pounds U3O8 equivalent, compared to 23 million pounds U3O8 equivalent contracted in the first quarter of 2021. As of March 31, 2022, the average reported spot price was $58.20 (US) per pound, an increase of $16.15 (US) per pound from the previous quarter, due in large part to purchases by financial funds, unrest in Kazakhstan and most notably the Russian invasion of Ukraine.

2022 FIRST QUARTER REPORT     9

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. Long-term contracting reported by UxC for the first three months of 2022 was about 61 million pounds U3O8 equivalent transacted, up from about 11 million pounds U3O8 equivalent reported over the same period in 2021. The average reported long-term price at the end of the quarter was $49.00 (US) per pound U3O8 equivalent, an increase of $6.25 (US) per pound from the previous quarter.

The Russian invasion of Ukraine and resulting trade restrictions had a drastic impact on UF6 conversion prices. Spot UF6 conversion prices increased by over $10.00 (US) in the North American and European markets due to limited short-term capacity, further tightened by the threat of Russian restrictions, while long-term prices increased as well. For North American delivery, the average reported spot price at the end of the quarter was $26.63 (US) per kilogram uranium as UF6 (US/kgU as UF6), up $10.53 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $22.50 (US/kgU as UF6), up $4.50 (US) from the previous quarter.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

In 2021, we determined that it was appropriate to report NUKEM’s results with our uranium and fuel services segments. The purchase and sale of enriched uranium product and separative work units will continue to be reported in “other”. Comparative information has been adjusted. See note 18 for more information.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2022	2021	CHANGE
Revenue	398	290	37%
Gross profit (loss)	50	(40)	>100%
Net earnings (losses) attributable to equity holders	40	(5)	>100%
$ per common share (basic)	0.10	(0.01)	>100%
$ per common share (diluted)	0.10	(0.01)	>100%
Adjusted net earnings (losses) (non-IFRS, see page 12)	17	(29)	>100%
$ per common share (adjusted and diluted)	0.04	(0.07)	>100%
Cash provided by operations (after working capital changes)	172	45	>100%

10     CAMECO CORPORATION

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 12) in the first quarter of 2022, compared to the first quarter of 2021.

		THREE MONTHS ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net losses – 2021	(5)	(29)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	(11)	(11)
	Higher realized prices ($US)	82	82
	Lower costs	17	17

	Change – uranium	88	88

Fuel services	Lower sales volume	(4)	(4)
	Higher realized prices ($Cdn)	5	5
	Higher costs	(2)	(2)

	Change – fuel services	(1)	(1)

	Other changes
	Higher administration expenditures	(47)	(47)
	Higher exploration expenditures	(2)	(2)
	Change in reclamation provisions	(2)	1
	Higher earnings from equity-accounted investee	22	22
	Change in gains or losses on derivatives	1	(1)
	Change in foreign exchange gains or losses	(4)	(4)
	Canadian Emergency Wage Subsidy in 2021	(12)	(12)
	Change in income tax recovery or expense	(1)	(1)
	Other	3	3

	Net earnings – 2022	40	17

See Financial results by segment on page 21 for more detailed discussion.

2022 FIRST QUARTER REPORT     11

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 30 of our 2021 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 16 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

Adjusted net earnings is non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter of 2022 and compares it to the same period in 2021.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2022	2021
Net earnings (losses) attributable to equity holders	40	(5)

Adjustments
Adjustments on derivatives	(11)	(9)
Adjustments to other operating income	(19)	(22)
Income taxes on adjustments	7	7

Adjusted net earnings (losses)	17	(29)

12     CAMECO CORPORATION

Quarterly trends

HIGHLIGHTS	2022	2021				2020
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	398	465	361	359	290	550	379	525
Net earnings (losses) attributable to equity holders	40	11	(72)	(37)	(5)	80	(61)	(53)
$ per common share (basic)	0.10	0.03	(0.18)	(0.09)	(0.01)	0.20	(0.15)	(0.13)
$ per common share (diluted)	0.10	0.03	(0.18)	(0.09)	(0.01)	0.20	(0.15)	(0.13)
Adjusted net earnings (losses) (non-IFRS, see page 12)	17	23	(54)	(38)	(29)	48	(78)	(65)
$ per common share (adjusted and diluted)	0.04	0.06	(0.14)	(0.10)	(0.07)	0.12	(0.20)	(0.16)
Cash provided by (used in) operations (after working capital changes)	172	59	203	152	45	257	(66)	(316)

Key things to note:

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 12 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS	2022	2021				2020
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (losses) attributable to equity holders	40	11	(72)	(37)	(5)	80	(61)	(53)

Adjustments
Adjustments on derivatives	(11)	5	26	(9)	(9)	(43)	(31)	(41)
Adjustments to other operating expense (income)	(19)	10	(2)	6	(22)	—	7	23
Income taxes on adjustments	7	(3)	(6)	2	7	11	7	6

Adjusted net earnings (losses) (non-IFRS, see page 12)	17	23	(54)	(38)	(29)	48	(78)	(65)

Corporate expenses

ADMINISTRATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2022	2021	CHANGE
Direct administration	33	27	22%

Stock-based compensation	21	11	91%

Reversal (recovery) of fees related to CRA dispute	4	(27)	(115)%

Total administration	58	11	427%

Direct administration costs were $6 million higher at $33 million for the first quarter of 2022 compared to the same period last year. Stock-based compensation expenses were $10 million higher from the first quarter of 2021 due to the increase in our share price compared to last year. See note 16 to the financial statements. In 2021, we recorded $27 million as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court of Canada (Tax Court) and nominal cost awards related to the Federal Court of Appeal (Court of Appeal) hearing and Supreme Court of Canada (Supreme Court) application. After preliminary review by an officer of the Tax Court, we were advised the award will be approximately $13 million, $4 million less than previously expected. This adjustment was recognized during the quarter.

2022 FIRST QUARTER REPORT     13

EXPLORATION AND RESEARCH & DEVELOPMENT

In the first quarter, uranium exploration expenses were $3 million, an increase of $2 million from the first quarter of 2021.

We also had research and development expenditures of $3 million which were mainly related to our investment in Global Laser Enrichment, LLC, compared to $0.5 million in 2021.

INCOME TAXES

We recorded an income tax recovery of $1 million in the first quarter of 2022, compared to a recovery of $2 million in the first quarter of 2021.

In 2022, we recorded earnings of $32 million in Canada compared to earnings of $21 million in 2021, while we recorded earnings of $7 million in foreign jurisdictions compared to losses of $28 million last year.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2022	2021
Net earnings (loss) before income taxes
Canada	32	21
Foreign	7	(28)

Total net earnings (loss) before income taxes	39	(7)

Income tax expense (recovery)
Canada	(3)	(1)
Foreign	2	(1)

Total income tax recovery	(1)	(2)

TRANSFER PRICING DISPUTE

Background

Since 2008, CRA has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 and 2015, CRA has advanced an alternate reassessing position, see Reassessments, remittance and next steps below for more information.

In September 2018, the Tax Court ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020 the Court of Appeal upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. The Minister of National Revenue has issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and in July we received payments totaling $9 million, representing the refund of the $5.5 million we remitted plus interest.

On April 20, 2021, we received $10 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions.

In addition to the cost award for legal fees, in 2019, the Tax Court awarded us an amount for disbursements of up to $17 million. After preliminary review by an officer of the Tax Court, we were advised the award will be approximately $13 million. The award of these costs is discretionary, and we have not yet received a written explanation for the reduction.

Receipt of this award is expected before the end of 2022.

14     CAMECO CORPORATION

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. While we have received a refund for the amounts remitted for the 2003 through 2006 reassessments as noted above, CRA continues to hold $778 million ($295 million in cash and $483 million in letters of credit) we paid or secured for the years 2007 through 2013. For the 2014 and 2015 reassessments, CRA did not require additional security to secure the tax debts they considered owing.

Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of our $778 million in cash and letters of credit. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years. Due to a lack of significant progress in response to our request, in October 2021, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We are asking the Tax Court to order the reversal of the CRA’s transfer pricing adjustment for those years and the return of our cash and letters of credit, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. In late 2021, we received a reassessment for the 2015 tax year using this alternative reassessing position. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 or 2015 filing positions.

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 and 2015.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•   our entitlement and ability to receive the expected refunds and payments from CRA

•   the courts will reach consistent decisions for subsequent tax years that are based on similar positions and arguments

•   CRA will not successfully advance different positions and arguments that may lead to a different outcome for other tax years

Material risks that could cause actual results to differ materially

•   we will not receive the expected refunds and payments from CRA

•   the possibility the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•   the possibility that we will not be successful in eliminating all double taxation

•   the possibility that CRA does not agree that the court decisions for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•   the possibility CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by Cameco in a timely manner, or at all

•   the possibility of a materially different outcome in disputes for other tax years

•   an unfavourable determination of the officer of the Tax Court of the amount of our disbursements award

2022 FIRST QUARTER REPORT     15

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2022 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 12.

For more information, see our 2021 annual MD&A.

At March 31, 2022 :

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.25 (Cdn), down from $1.00 (US) for $1.26 (Cdn) at December 31, 2021. The exchange rate averaged $1.00 (US) for $1.27 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $38 million gain compared to a $28 million gain at December 31, 2021.

For information on the impact of foreign exchange on our intercompany balances, see note 17 to the financial statements.

Outlook for 2022

Our outlook for 2022 reflects the expenditures necessary to help us achieve our strategy including the ramp-up to planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake by 2024. As in prior years, we will incur care and maintenance costs for the ongoing outage at our tier-two assets, which are expected to be between $50 million and $60 million. We also expect to incur between $15 million and $17 million per month at McArthur River/Key Lake in operational readiness costs with will be expensed directly to cost of sales until we achieve a reasonable production rate.

The production outlook reflects the expected impact of the delays and deferrals to development work at Cigar Lake in 2021 and the ongoing pandemic and supply chain challenges we are currently experiencing at all our operations. We will work to mitigate and minimize any disruptions to our operations.

16     CAMECO CORPORATION

We expect our business to remain resilient. From a cash perspective, we expect to continue to maintain a significant cash balance. We expect to continue to generate cash from operations. The amount of cash generated will be dependent on the timing and volume of production at the McArthur River/Key Lake operations, and the extent to which COVID related disruptions including supply chain challenges impact our operations and the magnitude and mix of spot and long-term purchases. Therefore, our cash balance may fluctuate throughout the year. We now expect to purchase between 12 million and 14 million pounds in the uranium segment this year (previously 11 million to 13 million pounds) in order to maintain a working inventory with some additional sales/delivery commitments for both 2022 and 2023.

As a result of the movement in the uranium spot price in recent months, we have updated our outlook for the anticipated uranium average realized price to $58.60 per pound (previously $50.90 per pound), expected uranium revenue to be between $1,380 million and $1,470 million (previously $1,150 million to $1,240 million), and expected consolidated revenue to be between $1,730 million and $1,880 million (previously $1,500 million to $1,650 million). The average unit cost of sales is now expected to be between $53.50 and $54.50 per pound (previously $50.00 to $51.00 per pound) due to the higher spot price and the impact on our purchasing activity.

2022 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES
Production (owned and operated properties)	—	up to 11.0 million lbs		12.5 to 13.5 million kgU
Purchases	—	12 to 14 million lbs		—
Sales/delivery volume	—	23 to 25 million lbs		10.5 to 11.5 million kgU
Revenue	$1,730-1,880 million	$1,380-1,470 million		$340-370 million
Average realized price	—	$58.60/lb		—
Average unit cost of sales (including D&A)	—	$53.50-54.50/lb	[1]	$21.50-22.50/kgU	[2]
Direct administration costs	$125-135 million	—		—
Exploration costs	—	$11 million		—
Capital expenditures	$150-175 million	—		—

[1]

Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance, operational readiness and selling costs, divided by the volume of uranium concentrates sold.

[2]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•	Production – we achieve 11 million pounds of production (our share) in our uranium segment. If we do not achieve 11 million pounds, the outlook for the uranium segment may change.

•

Purchases – are based on the volumes we have already taken delivery of this year, those we currently have commitments to acquire under contract in 2022, including our JV Inkai purchases and additional volumes we are required to purchase in order to meet the sales/delivery commitments we have under contract in 2022 and to maintain a working inventory. It does not include any purchases that we may make as a result of any impact on our production rate for the remainder of the year for any reason, including disruptions caused by the COVID-19 pandemic and related supply chain challenges.

•	Our 2022 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes already delivered this year and the remaining commitments we have to deliver under contract in 2022.

•

Uranium revenue and average realized price are based on a uranium spot price of $58.20 (US) per pound (the UxC spot price as of March 28, 2022), a long-term price indicator of $48.00 (US) per pound (the UxC long-term indicator on March 28, 2022) and an exchange rate of $1.00 (US) for $1.27 (Cdn).

2022 FIRST QUARTER REPORT     17

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned purchases noted in the outlook at an anticipated average purchase price of about $57.00 per pound and includes care and maintenance costs of between $50 million and $60 million, and operational readiness costs of between $15 million and $17 million per month until a reasonable level of production is achieved. We expect the overall unit cost of sales could vary if there are changes in purchase volumes or the mix between spot and long-term purchases, uranium spot prices, care and maintenance costs and/or operational readiness costs in 2022.

•	Direct administration costs do not include stock-based compensation expenses. See page 13 for more information.

Our 2022 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 16.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVIY ANALYSIS

FOR 2022 ($ MILLIONS)		IMPACT ON:
	CHANGE	REVENUE	ANE	CASH FLOW
Uranium spot and term price[1]	$5(US)/lb increase	32	12	(3)
	$5(US)/lb decrease	(36)	(15)	(2)
Value of Canadian dollar vs US dollar	One cent decrease in CAD	10	4	2
	One cent increase in CAD	(10)	(4)	(2)

[1]	Assuming change in both UxC spot price ($58.20 (US) per pound on March 28, 2022) and the UxC long-term price indicator ($48.00 (US) per pound on March 28, 2022)

We have sensitivity to the uranium price through both our sales and purchase commitments. However, our sales commitments are less sensitive to an increase in the uranium price than a decrease while our purchase commitments are equally sensitive to an increase or decrease. The overall impact on cash flow is expected to be very small.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 20 of our 2021 annual MD&A, our portfolio of long-term contracts includes a mix of base-escalated and market-related contracts. Each contract is bilaterally negotiated with the customer and is subject to terms of confidentiality. Therefore, to help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at March 31, 2022, we have constructed in the table that follows.

The table is based on the pricing terms under the long-term commitments in our contract portfolio that have been fully executed as at March 31, 2022. Based on the terms and volumes under those commitments, the table is designed to indicate how our average realized price will react under various spot price assumptions at a point in time. The annual average sales commitments under our contract portfolio at March 31, 2022 are 20 million pounds per year, with commitment levels in 2022, 2023 and 2024 higher than the average and in 2025 and 2026 lower than the average. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms. In this table, we do not consider the impact on our average realized price of volumes under negotiation and those not yet committed under contract. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on March 31, 2022, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown

•	Deliveries based on commitments under contracts include best estimates of the expected deliveries under contract terms

•	To reflect escalation mechanisms contained in existing contracts, the long-term US inflation rate of 2% is used, for modeling purposes only

18     CAMECO CORPORATION

It is important to note, that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2022	35	41	47	51	54	56	58
2023	29	39	50	57	60	63	65
2024	31	39	49	54	57	58	58
2025	32	41	52	59	63	64	66
2026	34	41	54	60	65	69	72

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations in order to execute our strategy and to allow us to self-manage risk. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. In addition, due to the deliberate cost reduction measures we have implemented, we have continued to have positive cash from operations and as a result, we have significant cash balances.

As of March 31, 2022, we had cash and cash equivalents and short-term investments of $1.5 billion, while our total debt amounted to $1.0 billion.

We have large, creditworthy customers that continue to need uranium despite fluctuations in economic conditions, and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. As of March 31, 2022, we had commitments to deliver an average of 20 million pounds per year from 2022 through 2026, with commitment levels in 2022, 2023 and 2024 higher than in 2025 and 2026.

We expect a return to production at McArthur River/Key Lake will be positive for cash flow. It will allow us to source more of our committed sales from lower-cost produced pounds and we will no longer be required to expense care and maintenance costs directly to cost of sales. Until we achieve a reasonable production rate, we expect to incur between $15 million to $17 million per month in operational readiness costs, which will be expensed directly to cost of sales. Therefore, cash flow from operations for 2022 will be dependent on the timing and volume of McArthur River/Key Lake production, the timing and volume of Cigar Lake production and the timing and magnitude of our purchasing activity, as a result cash balances may fluctuate throughout the year. However, we expect our cash balances and operating cash flows to meet our capital requirements during 2022.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $778 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any further payments is uncertain. See page 14 for more information.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $127 million higher this quarter than in the first quarter of 2021 due to a decrease in working capital requirements, which required $107 million less in 2022 than in 2021. In addition, lower care and maintenance and operational readiness costs in 2022 positively impacted cash from operations. In 2021, we incurred $33 million for care and maintenance costs in the first quarter due to the unplanned suspension of production at Cigar Lake due to the COVID-19 pandemic. With McArthur River/Key Lake moving to operational readiness, we expensed $40 million in operational readiness costs to cost of sales during the quarter compared to $27 million in 2021.

2022 FIRST QUARTER REPORT     19

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at March 31, 2022, unchanged from December 31, 2021. At March 31, 2022, we had approximately $1.6 billion outstanding in financial assurances, unchanged from December 31, 2021.

At March 31, 2022, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2021. This facility matures October 1, 2025.

Long-term contractual obligations

Since December 31, 2021, there have been no material changes to our long-term contractual obligations. Please see our 2021 annual MD&A for more information.

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at March 31, 2022, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2022 to be constrained by them.

SHARES AND STOCK OPTIONS OUTSTANDING

At May 3, 2022, we had:

•	398,403,050 common shares and one Class B share outstanding

•	3,111,741 stock options outstanding, with exercise prices ranging from $11.32 to $19.30

DIVIDEND

As announced on February 9, 2022, our board of directors declared a 2022 annual dividend of $0.12 per common share, payable on December 15, 2022 to shareholders of record on November 30, 2022. The decision to declare an annual dividend by our board is reviewed regularly and will be based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2022:

•	purchase commitments

•	financial assurances

•	other arrangements

There have been no material changes to our purchase commitments since December 31, 2021. Please see our annual MD&A for more information.

Financial assurances

At March 31, 2022, our financial assurances totaled $1.6 billion, unchanged from December 31, 2021.

Other arrangement

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.0 million kgU of UF6 conversion services and 1.4 million pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At March 31, 2022, we have 1.3 million kgU of UF6 conversion services and 630,000 pounds of U3O8 drawn on the loans.

20     CAMECO CORPORATION

BALANCE SHEET

($ MILLIONS)	MAR 31, 2022	DEC 31, 2021	CHANGE
Cash, cash equivalents and short-term investments	1,479	1,332	11%
Total debt	996	996	—
Inventory	403	410	(2)%

Total cash, cash equivalents and short-term investments at March 31, 2022 were $1.5 billion, or 11% higher than at December 31, 2021 primarily due to the draw-down of inventory during the period. Net debt at March 31, 2022 was negative $483 million.

Following quarter end, on April 28, we received dividend payments from JV Inkai totaling $83 million (US). JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends.

Total product inventories are $403 million compared to $410 million at the end of 2021. Inventories decreased as sales were higher than production and purchases in the first three months of the year. The average cost for uranium has increased to $40.42 per pound compared to $38.30 per pound at December 31, 2021. As of March 31, 2022, we held an inventory of 6.9 million pounds of U3O8 equivalent (excluding broken ore). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

		THREE MONTHS
		ENDED MARCH 31
HIGHLIGHTS		2022	2021	CHANGE
Production volume (million lbs)		1.9	—	n/a
Sales volume (million lbs)		5.9	5.0	18%
Average spot price	($US/lb)	50.01	29.52	69%
Average long-term price	($US/lb)	45.25	34.00	33%
Average realized price	($US/lb)	43.24	32.25	34%
	($Cdn/lb)	55.05	41.05	34%
Average unit cost of sales (including D&A)	($Cdn/lb)	50.91	53.83	(5)%
Revenue ($ millions)		322	205	57%
Gross profit (loss) ($ millions)		24	(64)	>100%
Gross profit (loss) (%)		7	(31)	>100%

FIRST QUARTER

Production during the quarter was 1.9 million pounds. In the first quarter of 2021 there was no production as Cigar Lake was temporarily suspended as a precaution due to the COVID-19 pandemic. See Uranium 2022 Q1 updates starting on page 24 for more information.

Uranium revenues this quarter were up 57% compared to 2021 due to an increase in sales volume of 18% as well as an increase of 34% in both the US and Canadian dollar average realized price. The average realized price increased as a result of the impact of the increase in the average US dollar spot price on market related contracts.

Total cost of sales (including D&A) increased by 11% ($298 million compared to $269 million in 2021) due to an increase in sales volume of 18% partially offset by a unit cost of sales that was 5% lower than the same period last year. Unit cost of sales was lower than in the first quarter of 2021 as $33 million in care and maintenance costs for Cigar Lake were incurred during 2021. Cigar Lake was in care and maintenance in 2021 as a result of our proactive decision to suspend production at the Cigar Lake mine in response to the threat posed by the COVID-19 pandemic. Partially offsetting the reduction in care and maintenance costs at Cigar Lake, are the operational readiness costs incurred at McArthur River/Key Lake. With McArthur River/Key Lake moving to operational readiness, we expensed $40 million in operational readiness costs to cost of sales, compared to $27 million for care and maintenance costs in the first quarter of 2021.

The net effect was an $88 million increase in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $43 million in the first quarter compared to $21 million in same period last year.

2022 FIRST QUARTER REPORT     21

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($CDN/LB)	2022	2021	CHANGE
Produced
Cash cost	21.33	—	n/a
Non-cash cost	19.35	—	n/a

Total production cost [1]	40.68	—	n/a

Quantity produced (million lbs)[1]	1.9	—	n/a

Purchased
Cash cost[1]	53.48	37.62	42%

Quantity purchased (million lbs)[1]	2.3	1.0	130%

Totals
Produced and purchased costs	47.69	37.62	27%

Quantities produced and purchased (million lbs)	4.2	1.0	320%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. In the first quarter we purchased 626,000 pounds at a purchase price per pound of $69.48 ($54.63 (US)). We did not have any purchases in the first three months of 2021.

In 2022, with McArthur River/Key Lake transitioning to operational readiness and production rates at Cigar Lake impacted by the mine development delays caused by the COVID-19 pandemic in 2021 and the current supply chain challenges, our annual cash cost of production is expected to be higher than the $16.21 per pound average experienced over the last two years and will vary depending on the timing and rate of production. Once we achieve the 2024 planned production, the average unit operating costs for our operating mines are expected to reflect the life of mine operating costs noted in our most recent annual information form: approximately $16 per pound at McArthur River/Key Lake; approximately $18 per pound at Cigar Lake.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $8 and $9 per pound as noted in our most recent annual information form, is expected to be reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee”. There is considerable uncertainty regarding the future political and economic landscape in Kazakhstan, which could impact operating costs.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cash cost of purchased material in US dollar terms was $42.06 (US) per pound this quarter, compared to $29.48 (US) per pound in the first quarter of 2021. In addition, in the first quarter of 2022, the exchange rate on purchases averaged $1.00 (US) for $1.27 (Cdn), compared to $1.00 (US) for $1.28 (Cdn) in the first quarter of 2021. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 42% this quarter compared to the same period last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the first quarter of 2022 and 2021.

22     CAMECO CORPORATION

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2022	2021
Cost of product sold	266.9	231.9
Add / (subtract)
Royalties	(5.2)	(4.7)
Care and maintenance and operational readiness costs	(42.3)	(53.8)
Other selling costs	(2.3)	(1.3)
Change in inventories	(53.6)	(134.5)

Cash operating costs (a)	163.5	37.6
Add / (subtract)
Depreciation and amortization	31.2	37.0
Care and maintenance and operational readiness costs	(11.8)	(18.7)
Change in inventories	17.4	(18.3)

Total operating costs (b)	200.3	37.6

Uranium produced & purchased (million lbs) (c)	4.2	1.0

Cash costs per pound (a ÷ c)	38.93	37.62
Total costs per pound (b ÷ c)	47.69	37.62

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2022	2021	CHANGE
Production volume (million kgU)				4.1	4.0	2%
Sales volume (million kgU)				2.2	2.6	(15)%
Average realized price	($	Cdn/kgU	)	34.49	31.91	8%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	22.58	21.52	5%
Revenue ($ millions)				76	84	(10)%
Gross profit ($ millions)				26	27	(4)%
Gross profit (%)				34	32	6%

FIRST QUARTER

Total revenue for the first quarter of 2022 decreased to $76 million from $84 million for the same period last year. This was primarily due to a 15% decrease in sales volumes partially offset by an 8% increase in average realized price compared to 2021. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment.

The total cost of products and services sold (including D&A) decreased 12% ($50 million compared to $57 million in 2021) due to the 15% decrease in sales volume partially offset by a 5% increase in the average unit cost of sales. Average unit cost of sales increased due to higher input costs.

The net effect was a $1 million decrease in gross profit.

2022 FIRST QUARTER REPORT     23

Our operations

Uranium – production overview

We had 1.9 million pounds production in the first three months of 2022 compared to no production in the same period of 2021 due to our decision to proactively suspend production at Cigar Lake for a period of time in 2021, to manage the threat posed by the COVID-19 pandemic to our workforce.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS
	ENDED MARCH 31
OUR SHARE (MILLION LBS)	2022	2021	CHANGE	2022 PLAN
Cigar Lake	1.9	—	n/a	7.5	[1]

McArthur River/Key Lake	—	—	—	up to 3.5	[2]

Total	1.9	—	n/a	up to 11.0

[1]

At Cigar Lake, we expect production of 15 million pounds (100% basis) in 2022 due to the delays and deferrals to development work experienced in 2021 related to the suspension of production noted above and ongoing pandemic and supply chain challenges impacting the availability of construction materials, equipment and labour.

[2]

Over the course of 2022 and 2023, we will undertake all the activities necessary to ramp up to the 2024 planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake. As a result, in 2022, we could produce up to 5 million pounds (100% basis).

Uranium 2022 Q1 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In February, we announced plans to transition McArthur River and Key Lake from care and maintenance to planned production of 15 million pounds per year (100% basis) by 2024. In the first quarter of 2022, there was no production as we began the recruiting and training process. There are now approximately 600 employees and long-term contractors employed at the mine and mill. When we resume operations later this year, we expect to have approximately 850 employees and long-term contractors. Our maintenance readiness checks are underway, and we are completing the critical automation, digitization and other projects needed to begin production.

Over the course of 2022 and 2023, we will undertake all the activities necessary to ramp up to the planned annual production of 15 million pounds (100% basis) by 2024. As a result, in 2022, we could produce up to 5 million pounds (100% basis). This plan will significantly improve our financial performance by allowing us to source more of our committed sales from lower-cost produced pounds and we will no longer be required to expense care and maintenance costs directly to cost of sales. However, until we achieve a reasonable production rate, we expect to incur between $15 million to $17 million per month in operational readiness costs, which will be expensed directly to cost of sales. There is a potential for the COVID-19 pandemic and related supply chain challenges to impact the availability of materials, reagents and labour, which could not only impact 2022 production but could also introduce risk to production in 2023.

In connection with the changes to our planned production profile in northern Saskatchewan, we have amended the terms of the product loan to Orano. The new agreement allows for flexibility in repayment and extends the repayment date to December 31, 2028 from December 31, 2023. Additionally, the agreement allows Orano to borrow 1.15 million kgU of conversion supply with repayment expected by December 31, 2035 if drawn, and an additional 1.2 million pounds U3O8 with repayment expected by December 31, 2027 if drawn. As of March 31, 4.6 million pounds U3O8 and 0.3 million kgU were drawn on the loans.

We continue to advance and implement innovation opportunities/projects at the McArthur River mine and Key Lake mill to focus on improvement of the mine and mill through application of automation, digitization and optimization.

The collective agreement with the United Steelworkers Local 8914 expires in December 2022. There is a risk to the production plan if we are unable to reach an agreement and there is a labour dispute.

24     CAMECO CORPORATION

Cigar Lake

Production for the first quarter in 2022 was 1.9 million pounds (our share). In 2022, we expect to produce 15.0 million packaged pounds at Cigar Lake; our share is 7.5 million pounds. As a result of the suspension in production in 2021, we have experienced delays and deferrals in project work, which reduced capital expenditures, but introduced risk to production in 2022. Furthermore, the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in 2022 and future years.

Continuing to align our production with the market conditions and our contract portfolio, starting in 2024, we will target production from Cigar Lake that is 25% below the licensed capacity, or 13.5 million pounds (100% basis) per year. This will remain our production plan until we see further improvements in the uranium market and contracting progress, demonstrating that we continue to be a responsible supplier of uranium fuel. Extending the mine life at Cigar Lake by aligning production with the market opportunities and our contract portfolio is consistent with our tier-one strategy and is expected to allow more time to evaluate the feasibility of extending the mine life beyond the current reserve base while continuing to supply ore to Orano’s McClean Lake mill.

The collective agreement between Orano and unionized employees at the McClean Lake mill expires on May 31, 2022. There is a risk to the production plan if Orano is unable to reach an agreement and there is a labour dispute.

Inkai

Production on a 100% basis was 1.7 million pounds for the quarter and 1.9 million pounds in the same period last year.

Based on an adjustment to the production purchase entitlement under the 2016 JV Inkai restructuring agreement, we are entitled to purchase 4.2 million pounds, or 50% of JV Inkai’s updated planned 2022 production of 8.3 million pounds, assuming no production disruptions due to the COVID-19 pandemic, supply chain disruptions or other causes.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

Presently, JV Inkai is experiencing wellfield development, procurement and supply chain issues, including inflationary pressure on production materials and reagents, which are expected to continue and could pose a risk to JV Inkai’s 2022 production volume, impacting its costs. In addition, JV Inkai’s costs could be negatively impacted by potential changes to the tax code in Kazakhstan, although this risk cannot be quantified or estimated at this time.

The geopolitical situation arising as a result of the Russian invasion of Ukraine is creating transportation risk in the region. Sanctions on Russia and the restrictions on, and cancellations of, some cargo insurance coverage create uncertainty about the ability to ship uranium products from Central Asia, potentially complicating the logistics for deliveries from those areas, including JV Inkai’s final product. For reference, Inkai is responsible for making all transportation arrangements and retains title on Cameco’s share of material until it arrives at our Blind River refinery.

While it is still possible to ship through Russia, due to insurance and other concerns, we are working with Inkai and our joint venture partner, Kazatomprom, to secure an alternate shipping route that doesn’t rely on Russian rail lines or ports. In the meantime, we have decided to delay a near-term delivery for our share of Inkai production destined for our Blind River refinery.

In the event that it takes longer than anticipated to secure an alternate shipping route, we could experience further delays in our expected Inkai deliveries this year. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on.

2022 FIRST QUARTER REPORT     25

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $17 million (US) and $19 million (US) for 2022.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs. We expect care and maintenance costs to range between $27 million and $32 million for 2022.

Fuel services 2022 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 4.1 million kgU in the first quarter, 2% higher than the same period last year.

We expect to produce between 12.5 million and 13.5 million kgU in 2022, assuming no production disruptions due to the COVID-19 pandemic or other causes.

In February 2022, the Canadian Nuclear Safety Commission (CNSC) granted our Blind River refinery a 10-year operating licence, which will expire in February 2032.

In February 2022, the CNSC granted a one-year extension to the licence for CFM. We asked for this extension with the intention to separate the timing of this process from the Blind River Refinery relicencing efforts. A renewal application has been submitted for a 20-year licence which will be decided upon in early 2023. We do not expect any interruption or significant risks from this process.

The current collective bargaining agreement with the unionized employees at our Port Hope conversion facility expires on June 30, 2022. There is a risk to our production if we are unable to reach an agreement and there is a labour disruption.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	INKAI

• Greg Murdock, general manager, McArthur River/Key Lake, Cameco	• Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

CIGAR LAKE

• Lloyd Rowson, general manager, Cigar Lake, Cameco

26     CAMECO CORPORATION

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of March 31, 2022, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2022, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2022 FIRST QUARTER REPORT     27